

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2019

Peter Lawrence
President and Chief Operating Officer
Arqule, Inc.
One Wall Street
Burlington, Massachusetts 01803

> **Re: ARQULE INC**
> **Form 10-K for the Year Ended December 31, 2018**
> **10-K filed March 7, 2019**
> **File No. 000-21429**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
3. Collaborations and Alliances, page 73

1. With respect to your Basilea and Sinovant licensing agreements, please address the following:
    *   Identify for us the promised goods and/or services under the agreement.
    *   Tell us how you determined which promised goods and services were material and distinct, and thus performance obligations, as well as which promises may have been combined.
    *   Quantify for us the total transaction price, how it was determined as well as the items (i.e. milestones, royalties, etc.) included/excluded and the reasons therefore, the amounts allocated to the various performance obligations, and the amounts recognized during the year ended December 31, 2018 and the three months ended March 31, 2019.

- Provide us a breakout of the regulatory milestones you may be eligible to receive by type and amount.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tabatha McCullom at 202-551-3658 or Jim Rosenberg at 202-551-3679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance